NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822



02028701

SUPPL

02 APR 30 AM 11:49

April 16, 2002

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Alison Robinson, of Novawest Resources Inc., dated April 16, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

CC.   Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com   E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange	S.E.C. Exemption 12(g)3-2(b)
Trading Symbol "NVE"	File No. 82-3822
	Standard & Poors Listed

April 16, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $100,000 by the issuance of 500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com   E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

Canadian Venture Exchange   S.E.C. Exemption 12(g)3-2(b)
Trading Symbol "NVE"   File No. 82-3822
                                                                              Standard & Poors Listed

April 16, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $100,000 by the issuance of 500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.